UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

QLogic Corporation

(Name of Subject Company)

QLogic Corporation

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

747277101

(CUSIP Number of Class of Securities)

Jean Hu

Acting Chief Executive Officer, Senior Vice President and Chief Financial Officer

26650 Aliso Viejo Parkway

Aliso Viejo, CA 92656

(949) 389-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael L. Hawkins, Esq. Vice President, General Counsel & Corporate Secretary QLogic Corporation 26650 Aliso Viejo Parkway Aliso Viejo, CA 92656 (949) 389-6000	Mark D. Peterson, Esq. Andor Terner, Esq. O’Melveny & Myers LLP 610 Newport Center Drive 17th Floor Newport Beach, CA 92660-6429 (949) 760-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by QLogic Corporation, a Delaware corporation (the “Company” or “QLogic”). The Schedule 14D-9 relates to the offer by Quasar Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Cavium, Inc., a Delaware corporation (“Parent” or “Cavium”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for consideration of $11.00 in cash and 0.098 shares of Parent common stock per share of the Company’s common stock, par value $0.001 per share (such offer, on the terms and subject to the conditions and procedures set forth in the Prospectus/Offer to Exchange, dated July 13, 2016, and in the related Letter of Transmittal, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes thereto that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following disclosure after the third paragraph of the subsection captioned “The Tender Offer”:

“The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, at the end of August 9, 2016, is being extended in accordance with the Merger Agreement until 5:30 p.m., New York City time, on August 15, 2016, unless further extended pursuant to the terms of the Merger Agreement.

On August 10, 2016, Cavium issued a press release announcing the extension of the Offer. A copy of the press release is filed as Exhibit (a)(5)(F) to the Schedule 14D-9 and is incorporated by reference herein.”

Item 8.	OTHER INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section captioned “Antitrust Compliance” on pages 48-49 of the Schedule 14D-9 with the following:

“Antitrust Compliance

Under the HSR Act and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties each filed such Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on June 29, 2016. Under the HSR Act, the required waiting period expired at 11:59 pm, New York City time on July 29, 2016. Accordingly, the condition to the offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. See the Offer to Exchange under the heading “Merger Agreement—Conditions to the Offer.”

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company, Purchaser and Parent believe that no mandatory antitrust premerger notification filings are required outside the United States.”

Item 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(E) the Exhibit as follows:

“(a)(5)(F)	Press Release issued by Cavium, Inc., dated August 10, 2016 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO filed by Cavium, Inc. on August 10, 2016).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2016	QLOGIC CORPORATION

	By:	/s/ Michael Hawkins
Michael Hawkins
Vice President, General Counsel and Corporate Secretary

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